Exhibit 99.3

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

Execution Version

Contract Number (FI N°) [On file with EIB]
Operation Number (Serapis N°) [On file with EIB]

voxeljet AG

First Demand Guarantee Agreement

between the

European Investment Bank

and

voxeljet America Inc

Luxembourg,	2017

WHEREAS:		5
INTERPRETATION AND DEFINITIONS		6
Article 1		10
1.1	First Demand Guarantee	10
1.2	Demands and payments	10
1.3	Payment obligations	10
1.4	US Guarantee Limitations	10
Article 2		12
2.1	Autonomy of the First Demand Guarantee	12
2.2	No defence	12
2.3	Other rights	13
Article 3		13
3.1	Effectiveness Period	13
3.2	Renewal Option	13
3.3	Reinstatement	13
Article 4		14
4.1	Representations and Warranties of the Guarantor	14
4.2	Covenants of the Guarantor	16
Article 5		18
5.1	Financial information	18
5.2	Information duties	18
Article 6		19
6.1	Taxes	19
6.2	Default interest	19
6.3	Other charges	19
Article 7		19
Article 8		20
8.1	Transfer	20
8.2	Continuing obligations	20
Article 9		20
Article 10		20
Article 11		21
Article 12		21
12.1	Amendments to this Guarantee Agreement	21
Article 13		21
Article 14		21
14.1	Governing Law	21
14.2	Place of Performance	21
14.3	Jurisdiction	22

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

Article 15		22
15.1	Notices	22
15.1.A	Form of notice	22
15.1.B	Addresses	23
15.1.C	Notification of communication details	23
15.2	English language	23
15.3	Entire Agreement	23
15.4	Recitals, Schedules and Annex	23
Schedule A		26
Form of Renewal Notice		26
Schedule B		27
Definition of EURIBOR		27
Annex I		29
Authorities of the signatories of the Guarantor		29

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

THIS CONTRACT IS MADE BETWEEN:

The European Investment Bank having its seat at 100 blvd Konrad Adenauer, Luxembourg, L-2950 Luxembourg, represented by	(the "Bank")
of the first part, and

Voxeljet America Inc., a company organised under the laws of Delaware, having its principal place of business at 41430 Haggerty Circle Canton, Michigan 48188 USA, with registration number 5477136, duly represented by

(the "Guarantor")
of the second part.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

WHEREAS:

(a)      Pursuant to a finance contract dated _______________ 2017 and entered into between the Bank and voxeljet AG, a company incorporated in the Federal Republic of Germany, having its registered office at Paul-Lenz-Straße 1a, 86316 Friedberg, Germany, registered with District Court of Augsburg under registration number HRB 27999 (the "Borrower") (the "Finance Contract"), the Bank has agreed to grant in favour of the Borrower a credit in the amount of EUR 25,000,000 (twenty five million euro).

(b)      As a condition precedent to any disbursement under the Finance Contract, the Borrower has undertaken that the Guarantor shall, and the Guarantor has agreed to, grant a first demand guarantee (garantie autonome à première demande) in favour of the Bank (the "First Demand Guarantee") pursuant to this guarantee agreement (the "Guarantee Agreement").

(c)      The Guarantor declares that the entry into, execution and performance of its obligations under this Guarantee Agreement are in its best corporate interest.

(d)      The entry into, execution and performance by the Guarantor of its obligations under this Guarantee Agreement have been duly authorised by the Guarantor and the signatories of the Guarantor are duly entitled and authorised to execute this Guarantee Agreement on its behalf (as set out in Annex I).

(e)     The parties to this Guarantee Agreement expressly agree that any reference in this Guarantee Agreement to the Finance Contract shall under no circumstances be construed as affecting the independent, unconditional and irrevocable nature of the First Demand Guarantee granted pursuant to this Guarantee Agreement.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

NOW THEREFORE it is hereby agreed as follows:

INTERPRETATION AND DEFINITIONS

Interpretation

In this Guarantee Agreement, unless a contrary indication appears:

(a)any references to:

(i)the "Guarantor", the "Bank" the "Borrower" shall be construed as to include its and any subsequent successors in title, permitted assigns and permitted transferees;

(ii)this "First Demand Guarantee", this "Guarantee Agreement" or any other agreement or instrument is a reference to such agreement or instrument as amended, novated, supplemented, extended or restated from time to time;

(iii)a "person" includes any person, firm, company, corporation, government, state or agency of a state or any association, trust or partnership (whether having separate legal personality or not);

(iv)a "regulation" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(v)a reference to a legal provision is a reference to that provision as amended or re-enacted; and

(vi)save as otherwise provided, a time of day is a reference to Luxembourg time;

(b)references to Articles, Recitals, Schedules and Annexes are, save if explicitly stipulated otherwise, references respectively to articles of, and recitals, schedules and annexes to this Guarantee Agreement;

(c)Articles, Clauses and Schedules headings are for ease of reference only and shall not impact the interpretation of this Guarantee Agreement;

(d)words importing the singular shall include the plural form and vice versa; and

(e)a term used in any notice given under or in connection with this First Demand Guarantee or this Guarantee Agreement has the same meaning as ascribed to it in this Guarantee Agreement.

Definitions

In this Guarantee Agreement:

"Bank Recovery and Resolution Directive" means the directive 2014/59/EU of the European Parliament and of the Council of 15 May 2014 establishing a framework for the recovery and resolution of credit institutions and investment firms and amending Council Directive 82/891/EEC, and Directives 2001/24/EC, 2002/47/EC, 2004/25/EC, 2005/56/EC, 2007/36/EC, 2011/35/EU, 2012/30/EU and 2013/36/EU, and Regulations (EU) No 1093/2010 and (EU) No 648/2012, of the European Parliament and of the Council.

"Banking Prevention or Resolution Measure" means any Crisis Prevention Measure,  Crisis Management Measure and more generally any prevention measure, early intervention measure, recovery measure, resolution measure or any other ancillary or similar measure taken pursuant to:

(a)the Bank Recovery and Resolution Directive;

(b)the Single Resolution Mechanism Regulation;

(c)the Luxembourg Financial Law;

(d)the Luxembourg Banking Resolution and Liquidation Law;

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

(e)the German Implementation Act; or

(f)any other amending law or regulation in respect of the foregoing laws and regulations.

"Business Day" means any day other than a Saturday or a Sunday:

(a)where the Bank is open for business in Luxembourg; and

(b)where referring to a payment in EUR, a Target Day.

"Council" refers to the European Council.

"Crisis Management Measure" has the meaning given in the Bank Recovery and Resolution Directive.

"Crisis Prevention Measure" has the meaning given in the Bank Recovery and Resolution Directive.

"Demand" has the meaning ascribed to such term in Article 1.2.

"ERISA" means the US Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and the rulings issued thereunder.

"ERISA Affiliate" means, in relation to an Obligor, each person (as defined in section 3(9) of ERISA) which together with that Obligor would be deemed to be a "single employer" within the meaning of section 414(b) or (c) of the Code or (solely for purposes of the minimum funding requirements under sections 302 or 303 of ERISA or sections 412 or 430 of the Code) within the meaning of section 414(m) or (o) of the Code.

"ERISA Event" means:

(a)the occurrence of a reportable event, within the meaning of section 4043 of ERISA, with respect to any Plan unless the 30 day notice requirement with respect to such event has been waived under PBGC regulations;

(b)the application for a minimum funding waiver under section 302(c) of ERISA with respect to a Plan;

(c)the provision by the administrator of any Plan of a notice of intent to terminate such Plan, pursuant to section 4041(a)(2) of ERISA (including any such notice with respect to a plan amendment referred to in section 4041(e) of ERISA);

(d)the incurrence by any Obligor or ERISA Affiliate of any liability with respect to  a Plan by reason of the cessation of operations at a facility of any Obligor or any ERISA Affiliate in the circumstances described in section 4062(e) of ERISA;

(e)the incurrence by any Obligor or ERISA Affiliate of any liability with respect to the withdrawal or partial withdrawal by any Obligor or any ERISA Affiliate from a Multiemployer Plan or a Multiple Employer Plan;

(f)a lien under section 303(k) of ERISA shall have been imposed with respect to any Plan;

(g)the institution by the PBGC of proceedings to terminate a Plan or appoint a trustee with respect to a Plan pursuant to section 4042 of ERISA, or the termination of a Plan or appointment of a trustee with respect to a Plan pursuant to section 4042 of ERISA;

(h)the failure with respect to any Plan to satisfy the minimum funding standard (within the meaning of section 302 of ERISA), whether or not waived;

(i)the failure of any Obligor or ERISA Affiliate to make by its due date a required contribution with respect to any Plan or the failure of any Obligor or ERISA Affiliate to make any required contribution to a Multiemployer Plan; or

(j)an action, suit, proceeding, hearing, audit or investigation with respect to the management, administration or operation of any Plan (including, without limitation, with respect to the investment of the assets of any Plan) is pending (other than routine claims for benefits).

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

"EUR" or "euro" means the lawful currency of the Member States of the European Union which adopt or have adopted it as their currency in accordance with the relevant provisions of the Treaty on European Union and the Treaty on the Functioning of the European Union or their succeeding treaties.

"EURIBOR" has the meaning given to it in Annex III hereto.

"Finance Documents" means:

(a) the Finance Contract;

(b) the Luxembourgish law governed synthetic warrant agreement between, among others, the Borrower (as obligor) and the Bank (as beneficiary);

(c)this Guarantee Agreement; and

(d)any other guarantee and indemnity agreement entered into by a Group Company in form and substance satisfactory to the Bank.

"German Implementation Act" means "Gesetz zur Umsetzung der Richtlinie 2014/59/EU zur Festlegung eines Rahmens für die Sanierung und Abwicklung von Kreditinstituten und Wertpapierfirmen – "BRRD-Umsetzungsgesetz") adopted by the German Bundestag on 6 November 2014 and effective as of 1 january 2015.

"Group" means the Group Companies, taken together as a whole.

"Group Company" means the Borrower and its Subsidiaries.

"Illegal Activities" means any of the following illegal activities or activities carried out for illegal purposes: tax evasion, tax fraud, fraud, corruption, coercion, collusion, obstruction, money laundering, financing of terrorism, organised crime or any illegal activity that may affect the financial interests of the EU, according to applicable laws.

"Loan" means the aggregate amount of tranches disbursed from time to time by the Bank under the Finance Contract.

"Luxembourg Banking Resolution and Liquidation Law" means the Luxembourg law dated 18 December 2015 on resolution, recovery and liquidation measures of credit institutions and some investment firms, on deposit guarantee schemes and indemnification of investors, as amended from time to time.

"Luxembourg Financial Law" means the Luxembourg law dated 5 April 2013 on the financial sector, as amended from time to time.

"Margin Stock" has the meaning assigned to that term in Regulation U issued by the Board of Governors of the Federal Reserve System as in effect from time to time.

"Material Adverse Change" means, any event or change of condition, which, in the opinion of the Bank has a material adverse effect on:

(a)the ability of any Obligor to perform its obligations under the Finance Documents;

(b)the business, operations, property, condition (financial or otherwise) or prospects of any Obligor or the Group as a whole; or

(c)the legality, validity or enforceability of, or the effectiveness or ranking of, or the value of any Security granted to the Bank, or the rights or remedies of the Bank under the Finance Documents.

"Maximum Amount" has the meaning ascribed to such term in Article 1.1.

"Multiemployer Plan" means a "multiemployer plan", as defined in section (3)(37) of ERISA, subject to Title IV of ERISA, contributed to  by any Obligor or any ERISA Affiliate (for the benefit of employees of any Obligor or any ERISA Affiliate).

"Multiple Employer Plan" means a single employer plan, as defined in section 4001(a)(15) of ERISA, subject to Title IV of ERISA, (a) that is maintained for the benefit of employees of any Obligor or any ERISA Affiliate and at least one person other than the Obligors and the ERISA Affiliates or (b) with respect to which any Obligor or any ERISA Affiliate could have

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

liability under sections 4063, 4064 or 4069 of ERISA in the event such plan were to be, terminated.

"Notification" has the meaning ascribed to such term in Article 1.2.

"Obligor" means the Borrower, the Guarantor and any other Group Company that enters into a guarantee and indemnity agreement in form and substance satisfactory to the Bank.

"Payment Period" has the meaning ascribed to such term in Article 1.2.

"Plan" means a Single Employer Plan or a Multiple Employer Plan.

"Relevant Business Day" means a day on which the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilises a single shared platform and which was launched on 19 November 2007 (TARGET2) is open for the settlement of payments in EUR.

"Renewal Notice" has the meaning ascribed to such term in Article 3.2(a).

"Renewal Period" has the meaning ascribed to such term in Article 3.2(a)(ii).

"Security" means any mortgage, pledge, lien, charge, assignment, hypothecation, or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

"Single Employer Plan" means a single employer plan, as defined in section 4001(a)(15) of ERISA, subject to Title IV of ERISA, (1) that is maintained or contributed to by any Obligor or any ERISA Affiliate (for the benefit of employees of any Obligor or any ERISA Affiliate) and to which no person other than the Obligors and the ERISA Affiliates contributes or (2) with respect to which any Obligor or any ERISA Affiliates could have liability.

"Single Resolution Mechanism Regulation" means the Regulation (EU) No 806/2014 of the European Parliament and of the Council of 15 July 2014 establishing uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund and amending Regulation (EU) No 1093/2010.

"Subsidiary" means an entity of which the Borrower has direct or indirect control or owns directly or indirectly more than 50% of the voting capital or similar right of ownership and "control" for this purpose means the power to direct the management and the policies of the entity, whether through the ownership of voting capital, by contract or otherwise.

"TARGET" means the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilises a single shared platform and which was launched on 19 November 2007.

"TARGET Day" means any day on which TARGET is open for the settlement of payments in euro.

"Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

"Termination Date" has the meaning ascribed to such term in Article 3.1.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

ARTICLE 1

First Demand Guarantee

1.1First Demand Guarantee

The Guarantor hereby irrevocably and unconditionally undertakes to pay to the Bank, on the Bank's first written demand, and in accordance with the conditions set out here below, all sums which the Bank may claim hereunder up to a maximum amount of principal of EUR 25,000,000 (twenty five million euro), or the equivalent thereof in another currency, plus any interest, taxes or fiscal charges, duties, expenses, fees, rights, levies, indemnities, damages or any other sum which may from time to time become due or payable by the Borrower to the Bank under or pursuant to the Finance Documents (the "Maximum Amount").

Subject to Article 3.3, the Maximum Amount shall be reduced by the aggregate of all sums previously paid by the Guarantor pursuant to and in accordance with this Article 1.

1.2Demands and payments

Subject to Article 3, any demand made by the Bank to the Guarantor under this Guarantee Agreement (each, a "Demand") shall be made by way of a written notification addressed by the Bank to the Guarantor, sent in accordance with the provisions set forth in Article 15, below and having the following content (each a "Notification"):

(a)specifying that the Bank is making a Demand under this Guarantee Agreement;

(b)specifying the amount due and payable by the Guarantor as well as the currency of payment of such sums; and

(c)providing details of the relevant bank account into which payment should be made together with relevant instructions as to how payment should be made (if any),

it being understood that:

(a)the Bank shall be under no obligation to provide the Guarantor with any additional document nor to support its claim with any other justification or evidence; and

(b)the payment obligation of the Guarantor under this Guarantee Agreement is not subject to the accuracy or the merit of any statement, declaration or information contained in any Notification.

The Guarantor shall make the payment requested in the Notification within three (3) Business Days as from the date of receipt (included) of the relevant Notification (the "Payment Period") and in the currency as requested within the Notification.

The Bank is entitled to request the payment of any amount in one or several instalments.

1.3Payment obligations

The Guarantor expressly acknowledges that each Demand made in accordance with this Article 1 generates an independent payment obligation toward the Bank up to the Maximum Amount.

1.4US Guarantee Limitations

(a)For the purposes of this Article 1.4:

(i)"Guarantee Obligations" means the obligations of the Guarantor granted or incurred under the guarantee pursuant to this Article 1; and

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

(ii)"Applicable Insolvency Laws" means all applicable laws governing bankruptcy, reorganization, arrangement, adjustment of debts, relief of debtors, dissolution, insolvency, fraudulent transfers or conveyances or other similar laws (including, without limitation, 11 U.S.C. Sections 544, 547, 548 and 550 and other "avoidance" provisions of Title 11 of the United States Code, as amended or supplemented).

(b)US Guarantee Limitations:

(i)Notwithstanding anything to the contrary contained in this Article 1, it is the intention of the Guarantor and the Bank that, in any action or proceeding involving any state corporate, limited partnership or limited liability company law or any applicable state or federal or foreign bankruptcy, reorganization, arrangement, adjustment of debts, relief of debtors, dissolution or insolvency or any similar proceeding with respect to the Guarantor or its assets, notwithstanding any other provision to the contrary, the amount of the Guarantee Obligations shall, without any further action by the Guarantor or any other person, be automatically limited to the maximum amount thereof not subject to avoidance or recovery by operation of Applicable Insolvency Laws after giving effect to any applicable right of contribution or reimbursement available to the Guarantor.

(ii)To that end, but only in the event and to the extent that after giving effect to any applicable right of contribution or reimbursement available to the Guarantor, the  Guarantee Obligations or any payment made pursuant to the Guarantee Obligations would, but for the operation of Article 1.4(b)(i) above, be subject to avoidance or recovery in any such proceeding under Applicable Insolvency Laws, the amount of the Guarantee Obligations shall be automatically limited to the largest amount which, after giving effect thereto, would not, under Applicable Insolvency Laws, render the Guarantee Obligations unenforceable or avoidable or otherwise subject to recovery under Applicable Insolvency Laws.

(iii)To the extent any payment actually made pursuant to this Article 1 exceeds the limitation of Article 1.4(b)(i) above and is otherwise subject to avoidance and recovery in any such proceeding under Applicable Insolvency Laws, the amount subject to avoidance shall in all events be limited to the amount by which such actual payment exceeds such limitation and the Guarantee Obligations as limited by Article 1.4(b)(i) above shall in all events remain in full force and effect and be fully enforceable against the Guarantor.

(iv)Article 1.4(b)(i) above is intended solely to preserve the rights of the Bank hereunder against the Guarantor in such proceeding to the maximum extent permitted by Applicable Insolvency Laws and neither the Guarantor, the Borrower, nor any other Obligor shall have any right or claim under Article 1.4(b)(i) above that would not otherwise be available under Applicable Insolvency Laws in such proceeding.

The Guarantee Obligations of the Guarantor and the losses and liabilities against which the Guarantor indemnifies the Bank under this Article 1 include all amounts that would become due but for the operation of the automatic stay under Section 362(a) of the United States Bankruptcy Code of 1978 (the "Bankruptcy Code"), including interest and fees that accrue after the commencement by or against an Obligor of any proceeding under the Bankruptcy Code whether or not such interest and fees are allowed or allowable claims in such proceeding.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

ARTICLE 2

Autonomy of the First Demand Guarantee

2.1Autonomy of the First Demand Guarantee

The parties to this Guarantee Agreement expressly agree that this First Demand Guarantee is an independent, unconditional and irrevocable first demand guarantee (garantie autonome à première demande), autonomous from any contractual or non contractual relation existing or which may exist between the Guarantor, the Bank, the Borrower and any other person, which cannot be construed in any circumstances and for whatever reason as a surety (cautionnement) within the meaning of article 2011 of the Luxembourg Civil Code or as any other ancillary undertaking.

2.2No defence

(a)The Guarantor hereby expressly waives any right it has, or may have, which might reduce or extinguish its payment obligations under this Guarantee Agreement whether by way of set-off, lien, defence or otherwise.

(b)Accordingly, the Guarantor acknowledges that it cannot raise any objection, ground or plea of any kind, in particular based on the Finance Contract, to refuse or delay the performance of its obligations under this Guarantee Agreement and/or any payment to be made by it under this Guarantee Agreement. In particular, but without limitation, the Guarantor acknowledges that its obligations to make payments hereunder are independent from:

(i)the validity, regularity and/or enforceability of the Finance Contract and the rights and obligations of the Borrower thereunder;

(ii)any absence of action by the Bank against the Borrower to enforce the Bank’s rights under the Finance Contract;

(iii)any waiver or consent given by the Bank with respect to any provisions of the Finance Contract;

(iv)the occurrence of any event whatsoever which could prevent the Borrower from performing any of its obligations, including its payment obligations, under the Finance Contract, including in relation to the opening of any voluntary or judicial insolvency proceedings in any jurisdiction;

(v)any Banking Prevention or Resolution Measure or similar measure in any jurisdiction taken in respect of the Borrower; or

(vi)any other circumstances which might otherwise constitute a legal discharge of or a defence for the Guarantor.

(c)Therefore, the Guarantor shall, in particular but without limitation, not be entitled to challenge any demand of payment under this Guarantee Agreement nor raise any objection, defence, exception, lien or right of set-off resulting from or related to:

(i)any provisions of the Finance Contract;

(ii)any relationship between the Bank and the Borrower, the Guarantor and the Borrower, or the Guarantor and the Bank;

(iii)any change in the legal and/or financial situation of the Borrower;

(iv)any negligence or omission by the Bank, except in case of wilful misconduct or gross negligence; or

(v)any arrangement or agreement between the Bank and the Borrower including any cure period or delay which may be granted to the Borrower under the Finance Contract.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

(d)The Guarantor further undertakes not to exercise any action on the basis of a subrogation (subrogation) until the Termination Date.

2.3Other rights

The First Demand Guarantee granted pursuant to this Guarantee Agreement is in addition to any other rights, remedies or security, which the Bank has, or may have, against any other person, including against the Borrower or the Guarantor, whether provided for by law or otherwise.

The Guarantor hereby expressly accepts and acknowledges that the Bank will not be required to proceed against or enforce any other rights, security or claim payment from any other person before making a claim under this Guarantee Agreement.

ARTICLE 3

Term of the First Demand Guarantee

3.1Effectiveness Period

This First Demand Guarantee shall take effect on the date of execution of this Guarantee Agreement and expire on the earlier of (the "Termination Date"):

(a)the date on which the aggregate of all payments irrevocably made by the Guarantor under this Guarantee Agreement amounts to the Maximum Amount; or

(b)subject to Article 3.2, the date falling 11 years from the date of execution of this Guarantee Agreement as extended by any subsequent date agreed in writing by the Bank and the Guarantor.

Without prejudice to Article 3.2 and Article 3.3, below, the Bank may make a Demand under this Guarantee Agreement at any time as from the date of execution of this Guarantee Agreement up to a date falling 3 (three) calendar months after the occurrence of the Termination Date.

3.2Renewal Option

Subject to this Article 3.2 and Article 3.3, this First Demand Guarantee will terminate on the Termination Date unless:

(a)the Guarantor delivers to the Bank a written notice in the form set out in Schedule A (a "Renewal Notice") whereby, among other things:

(i)the Guarantor notifies the Bank that it agrees to renew the First Demand Guarantee granted under and pursuant to this Guarantee Agreement after the occurrence of the Termination Date; and

(ii)the Guarantor specifies the period of time for which the First Demand Guarantee shall be extended as from the occurrence of the Termination Date (the "Renewal Period"); and

(b)such Renewal Notice is received by the Bank no later than 3 (three) Business Days prior to the contemplated Termination Date, together with copies of the signing authorities, in form and substance satisfactory to the Bank, of those persons signing the Renewal Notice on behalf of the Guarantor, in which case, the First Demand Guarantee shall continue and remain in full force and effect during the Renewal Period.

3.3Reinstatement

Notwithstanding anything to the contrary in this Guarantee Agreement, if any payment made by the Borrower or the Guarantor to the Bank or any discharge given by the Bank (whether

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

in respect of the obligations of the Borrower or the Guarantor or any security securing those obligations or otherwise) is avoided or reduced as a result of any insolvency or any similar event, the liability of the Guarantor shall continue or be reinstated (as the case may be) as if the payment, discharge, avoidance or reduction, had not occurred; and the Bank shall be entitled to recover the value or amount of that security or payment from the Guarantor as if the payment, discharge, avoidance or reduction had not occurred.

ARTICLE 4

Representations and warranties

4.1Representations and Warranties of the Guarantor

The Guarantor hereby represents and warrants to the Bank that during the subsistence of this Guarantee Agreement, in each case to the extent permissible under applicable law:

(a)Status and Due Authorisation:

(i)it is a company duly organised and validly existing (and in good standing) under the laws of the State of Delaware; and

(ii)it has the capacity, power and authority to execute, enter into and perform the obligations expressed to be assumed by it under this Guarantee Agreement and all corporate and other action required have been duly taken to authorise its entry into, execution and performance of the obligations expressed to be assumed by it under this Guarantee Agreement;

(b)Binding Obligations: the obligations expressed to be assumed by it in this Guarantee Agreement are legal and valid obligations, binding on it in accordance with the terms of this Guarantee Agreement, subject to customary legal reservations;

(c)All Actions Taken: all acts, conditions and things required to be done, fulfilled and performed in order:

(i)to enable it lawfully to enter into, exercise its rights under and perform and comply with the obligations expressed to be assumed by it in this Guarantee Agreement;

(ii)to ensure that the obligations expressed to be assumed by it in this Guarantee Agreement are legal, valid and binding; and

(iii)to make this Guarantee Agreement admissible in evidence in its jurisdiction of incorporation and in Luxembourg have been done, fulfilled and performed;

(d)Pari Passu Claims: under the laws of its jurisdiction of incorporation, the claims of the Bank against it under this Guarantee Agreement will rank at least pari passu with the claims of all its other unsecured creditors save those creditors whose claims are preferred by reason of any bankruptcy, insolvency, liquidation or other similar laws of general application;

(e)No Filing or Stamp Taxes: under the laws of its jurisdiction of incorporation, it is not necessary that this Guarantee Agreement be filed, recorded or enrolled with any court or other authority in such jurisdiction or that any stamp, registration or similar tax be paid on or in relation to this Guarantee Agreement;

(f)No Insolvency:

(i)it has not taken any corporate action, nor have any other steps been taken or legal proceedings been started or threatened against it:

(1)for bankruptcy, insolvency, liquidation, reprieve from payment (sursis de paiement), controlled management (gestion contrôlée), fraudulent conveyance (actio pauliana), general settlement or composition with

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creditors (concordat préventif de faillite), reorganisation or similar steps or proceedings affecting the rights of creditors generally;

(2)for a Banking Prevention or Resolution Measure to be taken; or

(3)for the appointment of an insolvency receiver, administrator, administrative receiver, conservator, custodian, trustee or similar officer of it or any or all of its assets or revenues;

(ii)to the best of its knowledge, the Guarantor:

(1)is not in a state of cessation of payments (cessation de paiements) and has not lost its commercial creditworthiness (ébranlement de crédit); and

(2)does not meet the conditions for the opening of any of the proceedings listed under paragraph (f)(i) above; and

(iii)the Guarantor is Solvent. As used in this paragraph, "Solvent" means, with respect to a particular date and the Guarantor, that on such date:

(1)the present fair market value (or present fair saleable value) of the assets of the Guarantor exceeds the amount of the liabilities of the Guarantor (including contingent liabilities), at a fair valuation;

(2)the present fair saleable value of the assets of the Guarantor is greater than the amount that will be required to pay the probable liability of the Guarantor on its debts and liabilities as such debts and liabilities become absolute and matured;

(3)assuming the incurrence of the Guarantee, the Guarantor is not incurring debts or liabilities beyond its ability to pay such debts and liabilities as they become absolute and matured; and

(4)the Guarantor is not engaged in any business or transaction, and is not about to engage in any business or transaction, for which its property would constitute unreasonably small capital,

in computing the amount of such contingent liabilities at any time, it is intended that such liabilities will be computed at the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability;

(g)No Conflicts: the entry into, execution, exercise of rights and performance of the obligations expressed to be assumed by it under this Guarantee Agreement do not and will not:

(i)conflict with the provisions of:

(1)any agreement, mortgage, bond or other instrument or treaty to which it is a party or which is binding upon it or any of its assets;

(2)its articles of association, constitutional documents, by-laws or statute (or equivalent); or

(3)any applicable law, regulation or official or judicial order; or

(ii)cause any of the representations made pursuant to this Article 4.1 to be untrue;

(h)No Litigation: no litigation, arbitration, administrative proceedings or investigation is current or to the best of its knowledge is threatened or pending before any court, arbitral body or agency which has resulted or if adversely determined is reasonably likely to impact on performance of its obligations under this Guarantee Agreement, nor is there subsisting against it any unsatisfied judgement or award;

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(i)Other: in respect of this Guarantee Agreement and the transaction contemplated by, referred to in, provided for or effected by this Guarantee Agreement, it has entered into this Guarantee Agreement:

(i)in good faith and for the purpose of carrying out its business;

(ii)on arms’ length commercial terms; and

(iii)without any intention to defraud or deprive of any legal benefit any other parties (such as third parties and in particular creditors other than the Bank) or to circumvent any applicable mandatory laws or regulations of any jurisdiction. The granting of this Guarantee Agreement is not disproportionate to its financial means;

(j)Pensions:

(i)the pension schemes for the time being operated by it (if any) are funded in accordance with their rules and to the extent required by law or otherwise comply with the requirements of any law applicable in the jurisdiction in which the relevant pension scheme is maintained;

(ii)no ERISA Event has occurred or is reasonably expected to occur that has resulted in or is reasonably likely to result in a Material Adverse Change;

(iii)the Obligors and their ERISA Affiliates are in compliance in all respects with the presently applicable provisions of ERISA and the Code with respect to each Plan, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Change; and

(iv)except as would not reasonably be expected to result in a Material Adverse Change, no claim, action, or lawsuit or action by any governmental authority has been commenced or (to the best of its knowledge and belief (having made due and careful enquiry)) is threatened with respect to any employee benefit plan maintained for employees of any Group Company;

(k)US Governmental Regulation:

(i)it is not subject at any time to regulation under the US Federal Power Act or the US Interstate Commerce Act or under any other US federal or state statute or regulation which may limit its ability to incur or guarantee indebtedness or which may otherwise render all or any portion of its respective obligations under this Guarantee Agreement unenforceable; and

(ii)It is not an "investment company" or a company "controlled" by an "investment company" as defined in, or subject to regulation under, the US Investment Company Act of 1940, as amended;

(l)US Securities Activities and Margin Regulations: it is not engaged principally, or as one of its important activities, in the business of purchasing or carrying Margin Stock or extending credit for the purpose of purchasing or carrying any Margin Stock and

(m)Anti-Corruption:

(i)it is in compliance with all applicable European Union and US legislation, including any applicable anti-corruption legislation; and

(ii)it is not engaged in any Illegal Activities.

4.2Covenants of the Guarantor

The Guarantor acknowledges and agrees that during the subsistence of this Guarantee Agreement:

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(a)Authorisations: it shall obtain, comply with the terms of and do all that is necessary to maintain in full force and effect all authorisations, approvals, licences and consents required in or by the laws and regulations of its jurisdiction of incorporation to enable it lawfully to enter into, exercise its rights and perform the obligations expressed to be assumed by it under this Guarantee Agreement and to ensure the legality, validity, enforceability and admissibility in evidence of this Guarantee Agreement in its jurisdiction of incorporation and in Luxembourg;

(b)No Security: it shall not create or permit to subsist any Security over any of its assets other than:

(i)any Security already existing on the date hereof;

(ii)any Security created with the prior approval of the Bank;

(iii)any Security over or affecting any asset acquired by it after the date of execution of this Guarantee Agreement, provided that such Security is granted to secure the financing of the acquisition of any such asset and that the secured amount does not exceed the acquisition cost of such asset; or

(iv)any Security granted to secure a borrowing having a maturity up to one year;

(c)Pari passu  with other creditors: if the Guarantor concludes with any other financial creditor a financing agreement that includes a loss-of-rating clause or a covenant or other provision regarding its financial ratios, if applicable, that is not provided for in this Guarantee Agreement or is more favourable to the relevant financial creditor than any equivalent provision of this Guarantee Agreement is to the Bank, the Guarantor shall promptly inform the Bank and shall provide a copy of such more favourable provision to the Bank. The Bank may request that the Guarantor promptly executes an agreement to amend this Guarantee Agreement so as to provide for an equivalent provision in favour of the Bank;

(d)Pensions:

(i)it shall (and shall take reasonable measures to cause each other Obligor and their respective ERISA Affiliates to) comply with any applicable requirements of ERISA to the extent that non-compliance could reasonably be expected to result in a Material Adverse Change;

(ii)it shall (and shall take reasonable measures to cause each other Obligor and their ERISA Affiliates to) take actions to avoid the occurrence of any ERISA Event which could reasonably be expected to result in a Material Adverse Change; and

(iii)except to the extent the Borrower has complied with the undertakings set forth in Article 28(c) (Pensions) of Schedule H (General Undertakings) of the Finance Contract, it shall deliver to the Bank, promptly upon becoming aware of the occurrence of an ERISA Event that, either individually or together with other ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Change, a description of what action it or any other Obligor or ERISA Affiliate has taken, is taking or proposes to take with respect to such ERISA Event;

(e)No action: it shall not take any action which would cause any of the representations made in Article 4.1 above to be untrue at any time during the continuation of this Guarantee Agreement;

(f)Notification duty: it shall notify the Bank of the occurrence of any event which results in or may reasonably be expected to result in any of the representations made in Article 4.1 above being untrue; and

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(g)Anti-Money Laundering: it shall at all times be in compliance with the (a) Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, and (b) the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), as amended. No part of the proceeds of any Loan will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

ARTICLE 5

Information to the Bank

5.1Financial information

The Guarantor shall deliver to the Bank:

(a)within thirty (30) days of delivery to its shareholders, and in any event no later than one hundred and eighty (180) days from the end of the relevant financial period, a copy of its annual report and audited consolidated and unconsolidated financial statements together with all other such information as the Bank may reasonably require as to the Guarantor's financial situation; and

(b)from time to time, such further information on:

(i)its general financial position, business and operation; or

(ii)customer due diligence matters of, or for, the Guarantor,

as the Bank may reasonably request within a reasonable time.

5.2Information duties

During the subsistence of this Guarantee Agreement, the Guarantor shall immediately inform the Bank of:

(a)any material alteration to its constitutional documents and of any proposal or decision known to it which envisages the introduction of such alteration as well as of any material change in its corporate status or powers, in each case in so far as such event could reasonably be expected to affect the validity and enforceability of this Guarantee Agreement or the ability of the Guarantor to perform the obligations expressed to be assumed by it under this Guarantee Agreement;

(b)any change in the rating awarded to it by Standard & Poor’s Ratings Group, Moody’s Investor Services or Fitch Ratings Ltd., or their successors, and any proposal or decision known to it which envisages the introduction of such change in its rating; and

(c)a Change-of-Law Event with respect to the Guarantor,

and shall deliver to the Bank any other information on its financial position likely to have a detrimental effect on its ability to perform the obligations expressed to be assumed by it under this Guarantee Agreement.

For the purposes of this Article, "Change-of-Law Event" means the enactment, promulgation, execution or ratification of or any change in or amendment to any law, rule or regulation (or in the application or official interpretation of any law, rule or regulation) that occurs after the date of this Guarantee Agreement, and which could reasonably be expected to affect the validity and enforceability of this Guarantee Agreement or the ability of the

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Guarantor to perform the obligations expressed to be assumed by it under this Guarantee Agreement.

ARTICLE 6

Taxes and Default Interest

6.1Taxes

All Taxes, charges, duties, fees as well as any other expenses or impositions of whatsoever nature, arising out or in connection with this Guarantee Agreement shall be borne by the Guarantor. The Guarantor shall make all payments under this Guarantee Agreement gross without withholding or deduction of any Tax, charges, duties, fees, expenses or impositions of whatsoever nature.

If any amount in respect of any applicable Taxes, charges, duties, fees as well as any other expenses or impositions must be deducted, withheld or retained from any amount due under this Guarantee Agreement, the Guarantor undertakes to pay such additional amount as may be necessary to ensure that the Bank receives a net amount equal to the full amount to which it is entitled under this Guarantee Agreement.

The Guarantor undertakes to pay and indemnify the Bank against any amount, cost or loss incurred by the Bank in relation to any stamp duty, registration or similar Tax or notarial fee payable in respect of the Guarantor.

6.2Default interest

If the Guarantor fails to pay any amount payable by it under this Guarantee Agreement within the relevant Payment Period in accordance with Article 1.2, interest shall accrue, subject to mandatory provisions of the applicable laws, including article 1154 of the Luxembourg Civil Code, on any overdue amount payable under the terms of this Guarantee Agreement, as from the expiration of the relevant Payment Period up to the date of payment by the Guarantor, at a late interest rate equal to [***]% ([***] per cent.) per annum plus EURIBOR ([***] month) (as applicable on the actual date of payment by the Guarantor). For the purpose of determining the EURIBOR, the relevant periods within the meaning of Schedule B shall be successive periods of one month commencing on the expiration of the Payment Period.

6.3Other charges

All reasonable fees, costs and expenses (including legal fees) incurred as a result of the negotiation, preparation, enforcement, registration, or translation of this Guarantee Agreement shall be borne by the Guarantor.

ARTICLE 7

Currency Conversion

Any payment to be made by the Guarantor under this Guarantee Agreement shall be made in the currency as set out in the relevant Notification. The Bank shall apply the exchange rate published by the European Central Bank in Frankfurt for the purpose of any currency conversion.

If the Bank has received a payment under this Guarantee in a currency other than the currency requested in the relevant Notification and must convert this payment, the Guarantor shall indemnify the Bank, upon first demand, for any loss resulting from the difference in exchange rates between the date of conversion and the date on which the payment is received in the other currency, as well as for any fees (including legal fees, Taxes and any other charges) connected with this conversion.

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ARTICLE 8

Transfer and Continuing Obligations

8.1Transfer

The Bank may freely transfer or assign to any third parties the whole or part of its rights under or benefit to this Guarantee Agreement.

Any rights and/or obligations of the Guarantor under this Guarantee Agreement cannot be transferred or assigned in any way whatsoever to any third parties without the prior written consent of the Bank.

8.2Continuing obligations

It is hereby expressly agreed that any change, whatsoever, in the legal situation of the Guarantor shall not affect its obligations under this Guarantee Agreement and that in particular, in case of merger, demerger or absorption, the absorbing new or beneficiary company shall take over, under the merger treaty or agreement, the commitments of the Guarantor under this Guarantee Agreement and in case of demerger, the demerger companies benefiting from the partial assignment of assets resulting from the split will be bound to:

(a)take over with joint liability the commitments of the Guarantor under this Guarantee Agreement; and

(b)if requested by the Bank, grant additional security or guarantees.

For the avoidance of doubt, this First Demand Guarantee will remain in full force and effect and will not be affected by any Banking Prevention or Resolution Measure or similar measure taken under any applicable law in respect of the Borrower. In particular, in case any part or all of the obligations owed by the Borrower to the Bank under the Finance Contract are transferred to any Other Entity by application of any Banking Prevention or Resolution Measure, this Guarantee Agreement will remain in full force and effect to guarantee such transferred obligations.

ARTICLE 9

Severability

If at any time any provision of this Guarantee Agreement is or becomes illegal, invalid or unenforceable in any respect, or this Guarantee Agreement is or becomes ineffective in any respect, under the laws of any jurisdiction, such illegality, invalidity, unenforceability or ineffectiveness shall not affect:

(a)the legality, validity or enforceability in that jurisdiction of any other provision of this Guarantee Agreement or the effectiveness in any other respect of this First Demand Guarantee in that jurisdiction; or

(b)the legality, validity or enforceability in other jurisdictions of that or any other provision of this Guarantee Agreement or the effectiveness of this First Demand Guarantee under the laws of such other jurisdictions.

ARTICLE 10

No Waiver

No failure or delay or single or partial exercise by the Bank in exercising any of its rights or remedies under this Guarantee Agreement shall be construed as a waiver of such right or

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remedy and the Bank shall not be liable for any such failure, delay or single or partial exercise of any such right and remedy.

ARTICLE 11

Set-off

The Bank may set off any matured obligation due from the Guarantor under this Guarantee Agreement (to the extent beneficially owned by the Bank) against any matured obligation owed by the Bank to the Guarantor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Bank may convert either obligation in accordance with Article 7.

ARTICLE 12

Amendments

Amendments to this Guarantee Agreement

Any provision of this Guarantee Agreement may only be amended with the prior written consent of the Bank and the Guarantor.

ARTICLE 13

Waiver of Sovereign Immunity

The Guarantor hereby represents and warrants that this Guarantee Agreement and the obligations expressed to be assumed by it hereunder are commercial rather than public or governmental acts and that the Guarantor is not entitled to claim immunity from legal proceedings with respect to its or any of its assets on the grounds of sovereignty or otherwise under any law or in any jurisdiction where an action may be brought for the enforcement of any of the obligations arising under or relating to this Guarantee Agreement or this First Demand Guarantee. To the extent that the Guarantor or any of its assets has or hereafter may acquire any right to immunity from set-off, legal proceedings, attachment prior to judgement, other attachment or execution of judgement on the grounds of sovereignty or otherwise, it hereby irrevocably waives such rights to immunity in respect of its obligations arising under or relating to this Guarantee Agreement or this First Demand Guarantee.

ARTICLE 14

Governing Law and Jurisdiction

14.1Governing Law

This Guarantee Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by the laws of Luxembourg.

14.2Place of Performance

The place of performance of this Guarantee Agreement is the head office of the Bank.

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14.3Jurisdiction

(a)The courts of Luxembourg City have exclusive jurisdiction to settle any dispute (a "Dispute") arising out of or in connection with this Guarantee Agreement (including a dispute regarding the existence, validity or termination of this Guarantee Agreement or the consequences of its nullity) or any non-contractual obligation arising out of or in connection with this Guarantee Agreement.

(b)The parties agree that the courts of Luxembourg City are the most appropriate and convenient courts to settle Disputes between them and, accordingly, that they will not argue to the contrary.

ARTICLE 15

Final clauses

15.1Notices

15.1.AForm of notice

(a)Any notice or other communication given under this Guarantee Agreement must be in writing and, unless otherwise stated, may be made by letter, electronic mail and facsimile.

(b)Notices and other communications for which fixed periods are laid down in this Guarantee Agreement or which themselves fix periods binding on the addressee, may be made by hand delivery, registered letter or facsimile or by electronic mail. Such notices and communications shall be deemed to have been received by the other party:

(i)on the date of delivery in relation to a hand-delivered or registered letter;

(ii)on receipt of transmission in relation to a facsimile; or

(iii)only when actually received in readable form and in the case of any electronic communication made by the Guarantor to the Bank only if it is addressed in such a manner as the Bank shall specify for this purpose.

(c)Any electronic notice or communication which becomes effective, in accordance with paragraph (b)(iii) above, after 5:00 p.m. in the place in which the party to whom the relevant notice or communication is sent has its address for the purpose of this Contract shall be deemed only to become effective on the immediately following Business Day.

(d)Any notice provided by the Guarantor to the Bank by electronic mail shall:

(i)mention the "Contract Number" (that is a number indicated on the front page of this Guarantee Agreement) in the subject line; and

(ii)be in the form of a non-editable electronic image (pdf, tif or other common non editable file format agreed between the parties) of the notice signed by an authorised signatory with individual representation right or two or more authorised signatories with joint representation right of the Guarantor, attached to the electronic mail.

(e)Notices issued by the Guarantor pursuant to any provision of this Guarantee Agreement shall, where required by the Bank, be delivered to the Bank together with satisfactory evidence of the authority of the person or persons authorised to sign such notice on behalf of the Guarantor and the authenticated specimen signature of such person or persons.

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(f)Without affecting the validity of electronic mail or facsimile notices or communication made in accordance with this Article 15.1.A, the following notices, communications and documents shall also be sent by registered letter to the relevant party at the latest on the immediately following Business Day:

(i)any notices and communication in respect of any demand for prepayment; and

(ii)any other notice, communication or document required by the Bank.

(g)The parties agree that any above communication (including electronic communication via electronic mail) is an accepted form of communication and shall constitute admissible evidence in court.

15.1.BAddresses

The address, fax number and e-mail address (and the department or officer, if any, for whose attention the communication is to be made) of each party for any communication or document to be made or delivered under or in connection with this Contract is:

L-2950 Luxembourg +352 43 79 67397 OPS-ENPST3-Secretariat@eib.org
For the Bank	[On file with EIB]
For the Guarantor	[On file with EIB]

15.1.CNotification of communication details

Promptly upon changing any of their respective communication details, the Bank and the Guarantor shall notify the other party in writing.

15.2English language

(a)Any notice or communication given under or in connection with this Guarantee Agreement must be in English.

(b)All other documents provided under or in connection with this Guarantee Agreement must be:

(i)in English; or

(ii)if not in English, and if so required by the Bank, accompanied by a certified English translation and, in this case, the English translation will prevail.

15.3Entire Agreement

This Guarantee Agreement constitutes the entire agreement between the Bank and the Guarantor in relation to matters set out herein and supersedes any previous agreements, whether express or implied, in relation thereto.

15.4Recitals, Schedules and Annex

The Recitals and following Schedules form part of this Guarantee Agreement:

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Schedule A	Form of Renewal Notice
Schedule B	Definition of EURIBOR

The following Annex is attached hereto:

Annex I	Authorities of the signatories of the Guarantor

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IN WITNESS WHEREOF the parties hereto have caused this Contract to be executed in 6 (six) originals in the English language and have respectively caused the undersigned or their representatives to initial each page of this Guarantee Agreement on their behalf.

At	this	2017

Signed for and on behalf of EUROPEAN INVESTMENT BANK
Name:	Name:
Title: Signature:	Title: Signature:
Signed for and on behalf of <GUARANTOR>[1]
Name:
Title: Signature:

1 The signature must be preceded by the handwritten mention "First demand autonomous guarantee up to the Maximum Amount (as defined in this Guarantee Agreement).""

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Schedule A

Form of Renewal Notice

[ON THE LETTERHEAD OF THE GUARANTOR]

To:          European Investment Bank (the "Bank")

100 Boulevard Konrad Adenauer

Luxembourg L-2950

From:      [Guarantor] (the "Guarantor")

Date:

cc:           [Borrower]

[address]

Subject:   First demand guarantee (garantie à première demande) granted pursuant to a Luxembourg law guarantee agreement entered into between the Bank and the Guarantor on l (the "Guarantee Agreement")

Contract Number [On file with EIB]      Operation Number [On file with EIB]

Dear Sirs,

Terms not otherwise defined shall bear the same meaning as ascribed to them in the Guarantee Agreement.

We refer to Article 3.2 of the Guarantee Agreement.

We hereby notify the Bank that, in accordance with the provisions of Article 3.2 of the First Demand Bank Guarantee, we hereby agree to renew the First Demand Guarantee granted pursuant to and in accordance with the Guarantee Agreement so that the First Demand Guarantee shall continue and remain in full force and effect for an additional period of l commencing on [insert original termination date].

Accordingly, the new Termination Date shall be [insert new termination date].

For and of behalf of

[GUARANTOR]

Duly represented by:

___________________________

Name:

Title:

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Schedule B

Definition of EURIBOR

A.EURIBOR

"EURIBOR" means:

(a)in respect of a relevant period of less than one month, the Screen Rate (as defined below) for a term of one month;

(b)in respect of a relevant period of one or more months for which a Screen Rate is available, the applicable Screen Rate for a term for the corresponding number of months; and

(c)in respect of a relevant period of more than one month for which a Screen Rate is not available, the rate resulting from a linear interpolation by reference to two Screen Rates, one of which is applicable for a period next shorter and the other for a period next longer than the length of the relevant period,

(the period for which the rate is taken or from which the rates are interpolated being the "Representative Period").

For the purposes of paragraphs (b) and (c) above:

(i)"available" means the rates, for given maturities, that are calculated and published by Global Rate Set Systems Ltd (GRSS), or such other service provider selected by the European Money Markets Institute (EMMI), under the sponsorship of EMMI and EURIBOR ACI, or any successor to that function of EMMI and EURIBOR ACI as determined by the Bank; and

(ii)"Screen Rate" means the rate of interest for deposits in EUR for the relevant period as published at 11h00, Brussels time, or at a later time acceptable to the Bank on the day (the "Reset Date") which falls 2 (two) Relevant Business Days prior to the first day of the relevant period, on Reuters page EURIBOR 01 or its successor page or, failing which, by any other means of publication chosen for this purpose by the Bank.

If such Screen Rate is not so published, the Bank shall request the principal euro-zone offices of four major banks in the euro-zone, selected by the Bank, to quote the rate at which EUR deposits in a comparable amount are offered by each of them as at approximately 11h00, Brussels time, on the Reset Date to prime banks in the euro-zone interbank market for a period equal to the Representative Period. If at least 2 (two) quotations are provided, the rate for that Reset Date will be the arithmetic mean of the quotations.

If fewer than 2 (two) quotations are provided as requested, the rate for that Reset Date will be the arithmetic mean of the rates quoted by major banks in the euro-zone, selected by the Bank, at approximately 11h00, Brussels time, on the day which falls 2 (two) Relevant Business Days after the Reset Date, for loans in EUR in a comparable amount to leading European banks for a period equal to the Representative Period.

If no rate is available as provided above, EURIBOR shall be the rate (expressed as a percentage rate per annum) which is determined by the Bank to be the all-inclusive cost to the Bank for the funding of the relevant tranche based upon the then applicable internally generated Bank reference rate or an alternative rate determination method reasonably determined by the Bank.

B.GENERAL

For the purposes of the foregoing definitions:

(a)All percentages resulting from any calculations referred to in this Schedule will be rounded, if necessary, to one thousandth of a percentage point, with halves being rounded up.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

(b)The Bank shall inform the Borrower without delay of the quotations received by the Bank.

(c)If any of the foregoing provisions becomes inconsistent with provisions adopted under the aegis of EMMI and EURIBOR ACI (or any successor to that function of EMMI and EURIBOR ACI as determined by the Bank) in respect of EURIBOR, the Bank may by notice to the Guarantor amend the provision to bring it into line with such other provisions.

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

Annex I

Authorities of the signatories of the Guarantor

[***] INDICATES MATERIAL THAT WAS OMITTED AND FOR WHICH CONFIDENTIAL TREATMENT WAS REQUESTED. ALL SUCH OMITTED MATERIAL WAS FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24b-2 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.